KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
March 20, 2009
John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KB Home Form 10-K for the fiscal year ended November 30, 2008 Filed January 29, 2009 File No. 001-09195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 26, 2009 regarding the Form 10-K for the fiscal year ended November 30, 2008 that we filed with the Commission on January 29, 2009.
Below we have reprinted these comments in bold, followed by our responses.
Form 10-K for the fiscal year ended November 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26
Liquidity and Capital Resources, page 38
1.	Please revise future filings to disclose your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your most significant/restrictive debt covenants as of each reporting date. Such a presentation will allow investors to more easily understand any trends in your ability to meet your financial covenants. Also, to the extent material to an understanding of your overall liquidity, please revise future filings to provide similar disclosures of actual and required financial covenants for debt agreements of your equity investees.

Response:

Our future filings will reflect this comment as applicable.

Critical Accounting Policies, page 45
Inventories Impairments and Abandonments, page 46
2.	In order to enable investors to better understand your impairment assessment relative to current market conditions, as well as to allow investors to better assess the likelihood of potential future impairments, please revise future filings to disclose and discuss the following for each period presented:
•	The number of communities evaluated for impairment;

•	The number of communities impaired and the remaining carrying value of those communities;

•	The number of lots under option that were abandoned;

•	Quantitative information regarding any significant known trends;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your home and land related assets.
Response:

Our future filings will reflect this comment as applicable.

3.	We note several references throughout your discussion of your results of operations to reductions in the number of your active communities. With a view towards future disclosure, please clarify how you define “active communities.” In this regard, please tell us if there are any communities in which you have unsold home or land assets where you are no longer pursuing a sale. If applicable, please also tell us how you considered these assets in your impairment assessment.

Response:

We define the term “active communities” as communities that delivered five or more homes to homebuyers during an applicable reporting period. We will include this definition in our future filings.

At any point in time, we have inventories that do not meet our definition of active communities. Such inventories include unsold home or land assets where we are not pursuing a sale. We assess all of our inventories, including unsold home or land assets where we are not pursuing a sale, on a quarterly basis to determine if potential impairment indicators exist. When an indicator of potential impairment is identified, we test the applicable inventory for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and record an impairment charge if the asset is determined to be impaired.

Warranty Costs and Insurance, page 47
4.	Please revise future filings to quantify the amounts you expensed for Warranty Costs and Insurance during each period presented, disclose any significant assumptions underlying the amounts you recorded, and discuss the potential impact of changes in those assumptions on your financial statements.

Response:

Our future filings will reflect this comment as applicable.
*     *     *
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4028, or Wendy C. Shiba, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4080.

Sincerely,
/s/ WILLIAM R. HOLLINGER

William R. Hollinger
Senior Vice President and Chief Accounting Officer

cc:	Tricia Armelin, Staff Accountant Anne McConnell, Senior Accountant (U.S. Securities and Exchange Commission) Wendy C. Shiba, Executive Vice President, General Counsel and Corporate Secretary (KB Home)

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